Exhibit 99.1

NQ Mobile Inc. Appoints Mr. Roland Wu as Chief Financial Officer

BEIJING and DALLAS, June 1, 2015 /PRNewswire/ — NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced the appointment of Mr. Roland Wu as its chief financial officer in addition to his role as director, effective as of June 1, 2015. With Mr. Wu’s appointment, Dr. Vincent Wenyong Shi will step down from his role as the acting chief financial officer and focus on his responsibilities as the Company’s chairman of the board of directors and chief operating officer.

In the meantime, Mr. Roland Wu will remain as a director, but resigned from his position as a member of the compensation committee of the Company’s board of directors, and as a replacement, the board of directors elected Mr. William Li, an independent director of the Company, as a new member to the compensation committee, both effective as of June 1, 2015.

“We are happy to announce Mr. Roland Wu’s appointment,” said Dr. Vincent Wenyong Shi, the Chairman of NQ Mobile. “Roland brings experience and knowledge to help our Company enhance our financial reporting and internal controls, execute growth plans and deliver value for shareholders over time. We are excited about the future and look forward to his excellent service as our chief financial officer.”

“I am pleased with the organization and the execution of our entire management team right now,” said Mr. Zemin Xu, the CEO of NQ Mobile. “We welcome Roland to the management team and we know he will add to our overall performance as we strive to deliver results and achieve our plans for the future.”

Mr. Roland Wu, a Chartered Financial Analyst charterholder, has extensive experience and in-depth capital markets knowledge, having served in the financial industry over the last fifteen years. He has served as Executive Director of Winshine Entertainment & Media Holding Company Limited since 2014. Additionally, Mr. Wu served as a portfolio manager at Haitong International Asset Management Company from 2009 to 2013 and as an investment analyst at Baoying Fund Management Co., Ltd. from 2006 to 2009. Mr. Wu obtained his master degree in business administration from Nankai University and a bachelor degree in Computer Science from Beijing Jiaotong University.

“I am honored to join the NQ Mobile team,” said Mr. Roland Wu, the chief financial officer of NQ Mobile. “I am confident in the Company’s future and I look forward to working with the entire organization to help accomplish the Company’s growth targets.”

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of consumer and enterprise mobile Internet services. NQ Mobile’s portfolio of offerings includes mobile security and productivity, mobile search, mobile games & advertising applications for the consumer market and consulting, mobile platforms, and mobility management services for the enterprise market. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Investor Relations:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +86-10-64522017

+1-469-310-5281

Twitter: @NQMobileIR